SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)


                         Melamine Chemicals, Inc.
                             (Name of issuer)


                               Common Stock
                      (Title of class of securities)


                                585332 10 9
                              (CUSIP number)


                             Thomas L. Feazell
                            1000 Ashland Drive
                             Russell, KY 41169
                              (606) 329-3403
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                              August 14, 1997
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X

CUSIP No.  585332 10 9     13D


1        NAME OF REPORTING PERSONS  Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         61-0122250


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  Not Applicable                              (b)

3        SEC USE ONLY


4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                  Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

         NUMBER OF         7  SOLE VOTING POWER
          SHARES              1,275,000 shares
        BENEFICIALLY      8   SHARED VOTING POWER
         OWNED BY             0
           EACH           9   SOLE DISPOSITIVE POWER
         REPORTING            1,275,000 shares
        PERSON WITH      10   SHARED DISPOSITIVE POWER
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,275,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.4%

14       TYPE OF REPORTING PERSON
                  CO

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D


         Ashland  Inc.   ("Ashland")  hereby  amends  and  supplements  its
         Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on June 30, 1997, relating to Ashland's ownership of Common Stock, par value $.01 per share, of Melamine Chemicals, Inc. ("MCI"), as set forth in this Amendment No 1. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 4.  Purpose of Transaction:

         Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

         "On June 27, 1997, Paul W. Chellgren, Chairman of the Board and Chief Executive Officer of Ashland, sent a letter to James W. Crook, Chairman of the Board of MCI, which included an offer to purchase all the issued and outstanding shares of Stock that Ashland does not already own at a price of $12.50 per share in cash at closing in a friendly, negotiated transaction. The offer was subject to a due diligence review, Ashland Board approval, negotiation of a definitive agreement and assurances of an acceptable long-term raw material supply arrangement. Mr. Chellgren's letter requested a reply from MCI no later than the close of business on July 17, 1997. A copy of Mr. Chellgren's June 27, 1997, letter is attached as an exhibit to Ashland's Schedule 13D filed on June 30, 1997.

         On July 16, 1997, Mr. Crook telephoned Mr. Chellgren to inform him that MCI had engaged Goldman, Sachs & Co. as its financial advisor and that MCI did not expect to be able to meet Ashland's July 17th deadline.

         On August 14, 1997, Mr. Chellgren sent a letter to Mr. Crook which stated that Ashland continues to have an interest in purchasing all the issued and outstanding shares of Stock that Ashland does not already own. The August 14, 1997, letter also included an offer to purchase all the issued and outstanding shares of Stock that Ashland does not already own at a price of $14.75 per share to be paid in cash to all shareholders at closing. The offer is not contingent upon financing. The offer is subject to a due diligence review and to the signing of a definitive agreement containing customary terms and conditions (which would include, among others, that no material adverse change will have occurred with respect to the business, financial condition, capital structure or prospects of

         MCI). The August 14, 1997 letter also stated that, while it continues to be Ashland's very strong preference to work with MCI toward a negotiated transaction, in the event MCI does not wish to proceed jointly at this time, Ashland will consider alternative approaches. Mr. Chellgren requested a definitive response to Ashland's increased offer no later than the close of business on August 25, 1997. A copy of the August 14, 1997, letter is attached as an exhibit hereto."

Item 7.  Material to be Filed as Exhibits:

         Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

         (1) The Acquisition of Issuer Control, Liquidation, Sale of Assets, Merger, or Change in Business or Corporate Structure:

              Exhibit 99.1 - Letter dated August 14, 1997 from Paul W. Chellgren to James W. Crook

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             August 14, 1997


                                             /s/ Thomas L. Feazell
                                            ------------------------------
                                            Thomas L. Feazell
                                            Senior Vice President, General
                                            Counsel and Secretary

                               EXHIBIT INDEX

Exhibit
No.                          Description
-----             --------------------------------------------------------
99.1              Letter dated August 14, 1997 from Paul W.Chellgren to
                  James W. Crook